UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For March 31, 2015

Commission File Number 001-36723

Amec Foster Wheeler plc
(formerly AMEC plc)
(Name of Registrant)

Amec Foster Wheeler plc
Old Change House
128 Queen Victoria Street
London EC4V 4BJ
United Kingdom
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                   .

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

London, United Kingdom (31 March 2015) - Amec Foster Wheeler announces today that it has been awarded a contract by EDF Energy to provide project management services to all of its UK nuclear power stations and technical offices in Gloucester and East Kilbride.

The nine year agreement (five years plus two optional two-year periods) is currently one of the largest project management contracts within the UK nuclear industry and is worth up to £15 million a year.

Clive White, President of Amec Foster Wheeler's Clean Energy business, said: "This framework agreement further reinforces our long-standing relationship with EDF Energy.

"Our highly skilled work force of project managers, drawn from our extensive pool of expertise across Amec Foster Wheeler, is key in ensuring that the UK's existing nuclear power stations are truly world class in terms of safety and performance and can continue to generate safe, reliable electricity in the years to come."

In addition to EDF Energy's Generation offices at Barnwood in Gloucester and East Kilbride near Glasgow, Amec Foster Wheeler will provide these crucial services to the nuclear stations at Dungeness in Kent, Sizewell in Suffolk, Hunterston in North Ayrshire, Torness in East Lothian, Heysham 1 and 2 in Lancashire, Hartlepool on Teesside and Hinkley Point in Somerset.

Ends

Enquiries to:

Amec Foster Wheeler plc Julian Walker (media) Rupert Green (investors)	+ 44 (0)20 7429 7500

Amec Foster Wheeler (www.amecfw.com) designs, delivers and maintains strategic and complex assets for its customers across the global energy and related sectors.

With pro forma 2014 scope revenues of £5.5 billion and over 40,000 employees in more than 50 countries, the company operates across the whole of the oil and gas industry - from production through to refining, processing and distribution of derivative products - and in the mining, clean energy, power generation, pharma, environment and infrastructure markets.

Within our nuclear business, we stand out for our ability to bring world-leading expertise, technology and scientific capabilities to customers' challenges. With 3,300 nuclear specialists around the world, we're able to support our customers with local expertise. We have been delivering in the nuclear sector since the beginning and have played a critical role in major nuclear projects around the world.

Amec Foster Wheeler shares are publicly traded on the London Stock Exchange and its American Depositary Shares are traded on the New York Stock Exchange. Both trade under the ticker AMFW.

Forward-Looking Statements
This announcement contains statements which constitute "forward-looking statements". Forward-looking statements include any statements related to the timing and success of contracts, and are generally identified by words such as "believe," "expect," "anticipate," "intend," "estimate," "will," "may," "continue," "should" and other similar expressions. Forward-looking statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Amec Foster Wheeler, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking statements.

Amec Foster Wheeler does not undertake to update any of the forward-looking statements after this date to conform such statements to actual results, to reflect the occurrence of anticipated results or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 31 March 2015
Amec Foster Wheeler plc (Registrant)

	By:	/s/ Alison Yapp

Name: Alison Yapp
Title: General Counsel & Company Secretary